Exhibit 99.1

BETA-TESTING OF NEW HEALTHTAB™ SYSTEM IN FIRST SHOPPERS DRUG MART® PHARMACY PERFORMS WELL, SHOWS STRONG PATIENT DEMAND

VANCOUVER, BRITISH COLUMBIA – July 19, 2021 – AVRICORE HEALTH INC. (TSXV: AVCR) (the "Company" or “AVCR”) announces that patient testing has begun on the first deployment of the new HealthTab™-integrated Afinion 2™ analyzers in the initial Shoppers Drug Mart® pharmacy location as part of its previously announced effort to screen for diabetes and cardiovascular disease, demonstrating strong demand, smooth workflow, and reliable system operations.

To prepare for the full public launch of the program, announced in May of this year,(1) a first store was selected to receive the system to begin beta-testing HealthTab™’s systems, including the first patient tests.  This work has successfully demonstrated that the very first installation of HealthTab™ with the Afinion 2™ analyzers is ready for prime-time, with HealthTab™ and the instruments performing well.

So successful was the initial week that more than 90 patients were tested and over 600 results were reported over the initial trial period between July 5 – July 18 at this single location.

“I’m so excited to have HealthTab™ in my store because I believe this is going to demonstrate a new and better way to do pharmacy practice,” said Mohamed Adel Elsabakhawi, the first Pharmacist and Associate Owner of a Shoppers Drug Mart located in Mississauga, Ontario to operate the platform. “This is really profound because having access to lab-accurate results at our fingertips means we can better help family physicians by conducting regular follow up using advanced diagnostics with our diabetic and cardiovascular patients more effectively.”

In May 2021, HealthTab™ signed a Master Agreement(2) with Shoppers Drug Mart Inc. to pilot the HealthTab™ platform. This agreement allows patients access to point-of-care blood screening and health-data management for potential risks for developing diabetes and cardiovascular conditions through the HealthTab™-integrated Afinion 2™ analyzers by Abbott Rapid Diagnostics.

All locations have now received their HealthTab™ systems and are being prepared to be online as soon.  To find a location near you, please visit: healthtab.com/locations(3)

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(1) https://investingnews.com/news/company-news/avricore-health-signs-master-agreement-to-pilot-healthtab-platform-for-diabetes-management-in-select-shoppers-drug-mart®-pharmacies/

(2)  https://investingnews.com/news/company-news/avricore-health-signs-master-agreement-to-pilot-healthtab-platform-for-diabetes-management-in-select-shoppers-drug-mart%c2%ae-pharmacies/

(3)  http://healthtab.com/locations

About HealthTab™ + RASTR

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy